2001 Bryan Street Suite 1600
Dallas, TX 75201
TEL 214.880.3500
FAX 214.880.3577
June 16, 2009
Via EDGAR Filing and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
1 Station Place, N.E., Stop 7010
Washington, D.C. 20549
Attention: Ms. Tracey McKoy
Re:	Builders FirstSource, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Definitive Proxy Statement Filed April 9, 2009 File No. 000-51357
Dear Ms. McKoy:
We are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated May 27, 2009 (the “Comment Letter”) relating to the Form 10-K filed by Builders FirstSource, Inc. (the “Company”) on March 2, 2009 and the Definitive Proxy Statement filed by the Company on April 9, 2009. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.
Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to your attention via overnight mail.
Form 10-K for the Fiscal Year Ended December 31, 2008
Liquidity and Capital Resources, page 17
1. We note the disclosure regarding your covenants on page 38 and 61. In future filings, please expand this discussion to disclose the actual borrowing base amount and the fixed charge ratio as of each reporting date. Additionally, tell us if your other receivables/income tax receivable balance is included in your borrowing base and explain the changes in your borrowing base that leads you to believe you will not meet your minimum borrowing base amount. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections 1.D and 1V.C. of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Company Response:
In future filings, we will expand our discussion to disclose our actual borrowing base and fixed charge coverage ratio at each reporting date. Our other receivables and income tax receivables are not included in the borrowing base calculation. We have also provided disclosure in our enhanced disclosure addressing the likelihood the eligible borrowing base will be met over the duration of the revolving credit facility.
We have provided a calculation of our borrowing capacity in our enhanced disclosure below to show an accurate description of the cash we have used to maintain the borrowing base. We do not believe a detailed calculation of the fixed charge coverage ratio provides meaningful information to the reader due to our current ability to effectively mitigate or eliminate any application thereof. We have $36 million in borrowings and letters of credit outstanding under the revolving credit facility at April 30, 2009, compared to a cash balance of $117 million. Overall, the revolving credit facility is a small component of our overall capital structure.
In future filings, we will expand our Liquidity and Capital Resources discussion to substantially read as follows (disclosure below using data for our recently filed 10-Q for the quarter ended March 31, 2009):
Our cash on hand was $102.6 million at March 31, 2009. Borrowing availability under our $250 million revolving credit facility was zero at March 31, 2009 due to a decline in our borrowing base precipitated by lower sales volumes. Our borrowing base consists of trade accounts receivable, inventory and fixed assets, which meet specific criteria contained within the credit agreement. Our net borrowing base availability at March 31, 2009 was $15.9 million, which we augmented with $19.1 million of cash in order to meet the $35 million excess availability requirement contained within the revolving credit facility. Accordingly, our available cash was $83.5 million at March 31, 2009. Excess availability is the sum of borrowing base plus qualified cash, defined as cash on deposit with the agent subject to a control agreement, minus agent specified reserves, outstanding borrowings and letters of credit. This amount must exceed $35 million at the monthly reporting dates or we are required to meet a fixed charge coverage ratio of 1 to 1, which we currently would not meet. The following table shows the borrowing base, excess availability and fixed charge ratio as of March 31, 2009 and December 31, 2008: ~~Due to the decline in sales and the corresponding reduction in our trade receivables and inventory which support our borrowing base, our net borrowing availability in excess of the $35 million liquidity covenant contained in our credit agreement was zero at March 31, 2009. Approximately $19.1 million of cash on hand at quarter-end supported a short-fall in the calculation of the $35 million minimum liquidity covenant. This covenant, which calculates as eligible borrowing base minus outstanding borrowings, must exceed $35 million or we are required to meet a fixed charge coverage ratio, which we currently would not meet. However, the calculation also allows cash on deposit with the agent to be included as eligible borrowing base. Absent the use of cash in the calculation, we would have been forced to repay $19.1 million in borrowings in order to comply with the covenant. Accordingly, our available cash was $83.5 million at March 31, 2009.~~

	As of
	March 31,		December 31,
(millions)	2009		2008

Accounts Receivable Availability	$51.3		$53.9
Inventory Availability	28.9		30.0
Equipment Availability	4.9		5.2

Gross Availability	85.1		89.1

Plus:
Qualified Cash	19.1		12.9
Less:
Agent Reserves	(12.6)		(10.4)

Borrowing Base	91.6		91.6
Less:
Outstanding Borrowings	(40.0)		(40.0)
Letters of Credit	(16.6)		(16.6)

Excess Availability	$35.0		$35.0

Actual Fixed Charge Coverage Ratio	-2.19	x	-1.96	x

Required Fixed Charge Coverage Ratio	1.00	x	1.00	x

In lieu of depositing cash with the agent, we could have repaid $19.1 million and $12.9 million of borrowings at March 31, 2009 and December 31, 2008, respectively, to meet the excess availability requirement. Further declines in our borrowing base, if any, could compel us to either repay outstanding borrowings under the revolving credit facility or increase cash on deposit with the agent. At March 31, 2009, we had $83.5 million of unencumbered cash that can be used to support any shortfall in the net borrowing base availability. In addition, subsequent to quarter-end, we received $31.8 million in income tax refunds, which adds to our cash balance. Comparatively, at March 31, 2009, the maximum amounts that we could be forced to cash collateralize or repay under the revolving credit facility is $36.6 million, which consisted of outstanding borrowings and letters of credit net of qualified cash. Accordingly, we could, if necessary, collateralize or repay all net obligations under the revolving credit facility, avoiding the fixed charge coverage ratio, while maintaining $78 million in available cash. We do not believe that any projected uses of cash over the next twelve months will limit our ability to collateralize or repay obligations under the revolving credit facility, if necessary.

2. We note your substantial negative operating cash flows during the past year and the most recent interim period and these deficits have been funded by your revolving credit facility which your net available borrowing capacity in excess of the minimum liquidity covenant was zero. Considering your 37% decrease in first quarter 2009 sales, it appears your 2009 operating cash flow deficit may exceed last year’s deficit. Therefore, we believe your liquidity section should be revised, in future filings, to address the following issues in order to enhance an investor’s understanding of your ability to meet your cash requirements over the next twelve months:
•	We note your accounts receivable, other receivable and inventory balances are material to earnings, cash flow and liquidity and directly impacts your borrowing base and covenant compliance. Please provide, in future filings, the activity in your accounts receivable, note receivable and inventory valuation allowance accounts for each interim period presented. Refer to Rule 10-01(a)(5) of Regulation S-X;
•	We note on page 37 of your Form 10-K that your accounts payable days increased slightly as you continued to work with your vendors to extend payment terms. Given the negative cash flows from operating activities, net borrowing availability of zero and the increase in your accounts payable balance as of March 31, 2009, in future filings, please provide a discussion of accounts payable days and your relationship with vendors. This discussion should address whether you are paying your vendors in accordance with the agreed upon payment terms. Refer to Section 501.03 of the Financial Reporting Codification for guidance.
In your response to this letter, please provide a detailed description of proposed future disclosure.
Company Response:
We respectively submit the following supplemental responses:
In regard to our ability to meet our cash requirements over the next twelve months, see proposed additional disclosure in our response to comment 3. It, in greater detail, addresses our estimated sources and uses of liquidity for the next twelve months.
Our accounts receivable and inventory balances are components of working capital and its related cycle. Other receivables are primarily comprised of income tax refunds, the majority of which have already been received. Over the last twelve months, working capital has been a source of funds for the company. As discussed in response 3, we expect working capital to be a source of funds over the next twelve months due to our expectations of further sales declines. Our policies for establishing reserves related to our accounts receivable and inventory balances are consistent with prior years, and in our opinion, adequately reflect the impact of this difficult environment. Reserves established under GAAP do not directly affect our borrowing base under our revolving credit facility. Rather, the borrowing availability is determined based upon lender underwriting criteria, which in no manner attempt to replicate GAAP standards. Accordingly, we do not believe that the roll-forward of reserves on an interim basis provides any meaningful disclosure to the reader in terms of evaluating our liquidity and projected availability under our credit facility. We do, however, discuss changes in our accounts receivable days and inventory turns in our liquidity discussion so that the reader can understand changes in our cash conversion days.

In future filings, we will expand our disclosure pertaining to accounts payable to substantially read as follows:
Cash used in operating activities in 2008 was $28.9 million compared to cash provided by operating activities in 2007 of $71.5 million. The decline was essentially due to an increase in operating loss primarily as a result of the decrease in our sales and profitability. This decrease in operating cash provided by operating activities was also affected by changes in working capital. Although we continue to aggressively manage working capital, we have seen an increase in the number of days outstanding for our accounts receivable. This increase is directly related to the downturn in the homebuilding industry and the limited access to credit for our homebuilding customers. Our inventory turns decreased due to rapidly declining housing starts and increased difficulty matching our order quantities to obtain the best price with the much lower sales volumes in 2008. Our average accounts payable days have increased slightly from 31.0 days last year to 31.4 days in 2008. ~~as we continue to work with our vendors to extend our payment terms.~~ Our major suppliers continue to work with us on extending payment terms, and in general, are very supportive of the company and our liquidity needs. We maintain good relationships with our major suppliers and pay them in accordance with the agreed upon terms. We expect to face similar asset management challenges in 2009, but we will continue to aggressively manage working capital.
3. On page 36 you state, “With continued strategy execution, we believe that we will have sufficient capital to meet our anticipated short term needs, including capital expenditures and debt obligations for 2009.” You state that a key assumption in making that assessment is the timely receipt of your expected income tax refunds. You have incurred substantial losses in recent periods and revenue is down 37% in the first quarter. While you have $102.5 million in cash as of March 31, 2009, the borrowing availability on your credit facility is limited and must use cash to meet your minimum borrowing base requirements. You report debts payable and other contractual obligations due within a year of $56.2 million as of December 31, 2008. Please expand the discussion, in future filings, to provide more specific information about the nature and collectability of your income tax refund and how you expect to meet the above obligations and fund your operations. Discuss the significant changes in sources of cash from period to period and how you determined these sources will still be sufficient. Disclose whether you expect any alternative sources of funding to be available.
Company Response:
We respectively submit the following supplemental responses:
The income tax refunds pertain to $31.8 million in federal income tax refunds and $1.0 — $1.5 million in state income tax refunds. These refunds relate to the carry-back of 2008 net operating losses to previous tax paying years. The federal income tax refund was received in April 2009 and was disclosed in our Form 10-Q for the period ended March 31, 2009.

In future filings, we will expand our liquidity disclosure to substantially read as follows:
Since the beginning of the housing downturn, a primary focus has been on protecting our liquidity. We have implemented an action plan consisting of growing market share, reducing physical capacity, adjusting staffing levels, implementing cost containment programs, managing credit tightly, and most importantly, conserving cash. Although we felt the impact of the difficult conditions, we were able to limit it through this action plan. Overall, we believe our efforts were successful as we ended 2008 with $94.1 million in available cash. We will continue to execute this strategy in 2009. With this continued strategy execution, we believe we will have sufficient capital to meet our anticipated needs, including contractual obligations, for 2009. Our premise is based upon detail cash flow projections for the next twelve months, which are subject to change based upon actual market conditions. We expect our primary sources of liquidity to be from cash on-hand, income tax refunds, and reductions in working capital due to expected sales declines. We do not expect any borrowing availability under our revolving credit facility. These projected sources of liquidity, aggregating $160 million to $170 million, will be used to fund cash operating losses, net capital expenditures, revolving credit facility repayments or cash placed on deposit with agent to meet borrowing base requirements, and cash interest expense for total uses of liquidity aggregating $91 million to $115 million over the next twelve months. Accordingly, our liquidity cushion is estimated to be $55 million to $70 million. Should conditions worsen beyond our current expectations, we will seek new sources of liquidity. A primary avenue would be to raise funds through the issuance of common stock in a shareholder rights offering, with certain major shareholders underwriting the offering. We could additionally look to replace our current revolving credit facility with a new facility offering greater borrowing availability but likely at a higher interest rate with equity enticements such as warrants. There can be no assurance that any such financing would be available on favorable terms, if at all. This outlook is predicated upon 350,000 seasonally adjusted single-family housing starts, which is essentially consistent with current housing levels, nominal market share gains, stable market prices for commodity products, stable to only slight declines in product gross margins and the maintenance of current operating efficiencies and costs. ~~With this continued strategy execution, $94.1 million in available cash and almost $35 million in expected income tax refunds in 2009, we believe we will have sufficient capital to meet our anticipated short-term needs, including capital expenditures and debt obligations for 2009. Key assumptions considered in making this assessment were single-family housing starts ranging from 350,000 to 500,000, market share gains consistent with that achieved in 2008, market prices for commodity products stable with 2008, stable to only slight declines in product gross margins, continued ability to lower operating costs principally in salaries and benefits expense, timely receipt of our expected income tax refunds, and consistent advance rates under our credit facility year-over-year. Should housing conditions deteriorate greater than expected or other assumptions prove to be incorrect, our action plans will expand to include further facility closures, attempts to renegotiate leases, increased headcount reductions and the potential divestitures of non-core business.~~

Capital Resources, page 38
4. Please describe in greater detail the covenants and other restrictions under your debt instruments. In addition, please disclose whether you were in compliance with these covenants and restrictions as of the end of the period covered by the report. Please show us in your supplemental response what the revisions will look like.
Company Response:
In response to the Staff’s comment, we were not in violation of any of our covenants or restrictions imposed by the senior secured credit agreement or the indenture governing the second priority senior secured floating rate notes as of the end of the reporting period covered by the report. We will include a definitive statement to this fact in future filings.
We respectively submit that the only financial covenant contained in our debt instruments is the fixed charged coverage ratio which is only triggered if our excess availability falls below $35 million as detailed in our response to the first comment by the Staff. The debt instruments do contain other affirmative or negative covenants and restrictions that among other things limit the ability of the parent company and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions, encounter a change of control, and sell all or substantially all of our assets or merge with or into other companies. We believe that these covenants and restrictions are customary to asset based loans and do not abnormally impact our liquidity or impede us from operating our business. We do not believe that further discussion of these covenants and other restrictions would provide any further useful information to the reader.
Critical Accounting Policies and Estimates, page 40
5. We note that your stock price declined significantly from approximately $7 per share in June 2008 to a low of $0.83 in December 2008. Considering this decline in your stock price and market capitalization over the past six months and the impact of economic events on your operations, your current critical accounting policy for goodwill and long lived assets should be revised to provide useful information to investors. Specifically, your disclosure of assessing the recoverability of goodwill and long lived assets and the valuation of your inventory balance should be revised to discuss in more detail the assumptions used in your impairment tests and a sensitivity of those assumptions. Please expand your disclosure to describe the assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods, including the impact impairments would have on your debt instruments or covenant compliance. For example, the discussion should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, housing starts, lumber commodity prices, market share gains, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting unit under paragraph 30 and 31 of SFAS 142, while quantifying the headroom between fair value and book value for each of the reporting units that have remaining goodwill balances. Please also provide a reconciliation between fair value estimates and your actual market capitalization. Given the current economic conditions and the impact they have had on your stock price, operations and assets under management, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Company Response:
We respectively submit the following supplemental response:
Our inventories consist of materials purchased for resale, including lumber, sheet goods, windows, doors and millwork, and raw materials for certain manufactured products. Inventories are stated at the lower of cost or market and do not include housing or land inventories subject to impairment testing under SFAS 144. Owned real estate pertaining to our facilities are included in Property, plant and equipment, net, and are included in our impairment testing under SFAS 144.
In future filings, we will expand our critical accounting policies disclosure to substantially read as follows:
Goodwill.  Goodwill represents the excess of the amount we paid to acquire businesses over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. At December 31, 2008, our goodwill balance was $111.2 million, representing 21.3% of our total assets.
We test goodwill for impairment in the fourth quarter of each year or at any other time when impairment indicators exist. Examples of such indicators that could cause us to test goodwill for impairment between annual tests include a significant change in the business climate, unexpected competition, significant deterioration in market share or a loss of key personnel. Our industry has been in a significant and severe downturn for the past three years. In this environment, we have closely monitored the trends in economic factors and their effects on operating results to determine if an impairment trigger was present that would warrant a reassessment of the recoverability of the carrying amount of goodwill prior to the required annual impairment test in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, and performed interim impairment tests when warranted. The macroeconomic factors that affect our industry, primarily the continued decline in housing starts, have caused us to re-evaluate our expectations for a number of our reporting units. Housing starts are a significant sales driver for us. If there is a significant decline in housing starts, this could adversely affect our expectations for a reporting unit and the value of that reporting unit. Additionally, since September 30, 2008, our stock price has been adversely affected by the significant decline in the overall stock market. With the decline in our stock price, our market capitalization and enterprise value has also declined. For our 2008 annual impairment test, we believe that the decline in market capitalization and enterprise value was a contributing factor, but not the overriding factor in determining the need to recognize additional impairment. The overriding factor was the continued decline in the macroeconomic conditions that affect our industry, specifically housing starts in our markets which were down 42.5% from 2007 and 45.6% in the fourth quarter of 2008 compared to the fourth quarter of 2007. We recognized goodwill impairments of $44.0 million and $16.9 million which were included in asset impairments in our consolidated statements of operations in Item 8 on this annual report on Form 10-K in 2008 and 2007, respectively. We did not have any goodwill impairments for continuing operations in 2006.

The process of evaluating goodwill for impairment involves the determination of fair value of our reporting units. Our reporting units: Atlantic, Raleigh, Southeast, Florida, Ohio, Dallas, and South Texas represent financially discrete, self-sustaining components of our three regional operating segments. We evaluate goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is to identify potential impairment by comparing the fair value of a reporting unit to the book value, including goodwill. If the fair value of a reporting unit exceeds the book value, goodwill is not impaired. If the book value exceeds the fair value, the second step of the process is performed to measure the amount of impairment. In step two the estimated fair value of the reporting unit is allocated to all other assets and liabilities of that reporting unit based on their respective fair values. The excess of the fair value of the reporting unit over the amount allocated to its assets and liabilities is the implied fair value of goodwill. Goodwill impairment is measured as the excess of the carrying value over its implied fair value. The fair value of a reporting unit is estimated based upon the projected discounted cash flow expected to be generated from the reporting unit using a discounted cash flow methodology. Where available and appropriate, comparative market multiples are used to corroborate the results of the discounted cash flow.
We developed a range of fair values for our reporting units using a five-year discounted cash flow methodology. Inherent in such fair value determinations are estimates relating to future cash flows, including revenue growth, gross margins, operating expenses and long-term growth rates, and our interpretation of current economic indicators and market conditions and their impact on our strategic plans and operations. Assumptions used in future cash flow estimates were consistent with those used in assessing our liquidity and capital requirements for 2009. Due to the uncertainties associated with such estimates, interpretations and assumptions, actual results could differ from projected results, and further impairment of goodwill could be recorded. Future non-cash impairment of goodwill would have the effect of decreasing our earnings or increasing our losses in such period, but would not impact our current outstanding debt obligations or compliance with covenants contained in the related debt agreements.
Significant information and assumptions utilized in estimating future cash flows for our reporting units includes publicly available industry information on projected single-family housing starts and lumber commodity prices which are used to project revenue. Projected gross margins and operating expenses reflect the impact of recent headcount reductions and other cost reduction initiatives and are flexed in future years based upon historical trends at various revenue levels. Long-term growth was based upon terminal value earnings before interest, taxes, depreciation and amortization (EBITDA) multiples of 5.5x for all reporting units to reflect the relevant expected acquisition price. A discount rate of 15.7% was used for all reporting units and is intended to reflect the weighted average cost of capital for a potential market participant and include all risks of ownership and the associated risks of realizing the stream of projected future cash flows. Decreasing the long-term growth to an EBITDA multiple of 4.5x, or increasing the discount rate by 1.0% to 16.7%, would not have changed the results of our impairment testing.

At December 31, 2008, the excess of the implied fair value over the carrying value of goodwill for each of our reporting units which have remaining goodwill balances ranged from $9.4 million to $76.5 million. We also reconciled, to within a reasonable range, the estimated fair value of the Company as determined by the sum of the discounted cash flows of our reporting units to our market capitalization at December 31, 2008, using an estimated control premium of 30%.
Impairment of Long-Lived Assets. Long-lived assets, including property and equipment and intangibles subject to amortization, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of an asset group may not be recoverable. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. In these circumstances, the fair value of the asset group is then compared to its carrying amount and an impairment loss is recorded. Under SFAS 144, our long-lived assets and liabilities are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Our asset groups consist of geographical markets, which are one level below our reporting units. Our judgment regarding the existence of impairment indicators is based upon market performance. Determining whether impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset or asset groups, the useful life over which cash flows will occur, their amount, and the asset’s residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available.
We use internal cash flow estimates, quoted market prices when available, and independent appraisals as appropriate to determine fair value. We derive cash flow estimates from our historical experience and our internal business plans and apply an appropriate discount rate. These cash flow estimates are over the remaining useful lives of the assets within each market. Forecasted housing starts for each market are used to estimate future revenue. Historical trends are then used to project gross margins and operating expenses based upon various revenue levels. If projected cash flows are less than the carrying amount, an impairment loss is recognized based on the fair value of the asset group. Due to the uncertainties associated with these projections, actual results could differ from projected results, and further impairment of long-lived assets could be recorded. Future non-cash impairment of long-lived assets would have the effect of decreasing our earnings or increasing our losses in such period, but would not impact our current outstanding debt obligations or compliance with covenants contained in the related debt agreements.

We recorded a $2.3 million impairment charge related to leasehold improvements and a $4.4 million charge related to customer relationship intangibles in the second quarter of 2008. In the fourth quarter of 2008, we received an updated estimated market price on land that we currently have classified as held for sale included in other assets, net on the consolidated balance sheet. The fair market value of this land was lower than the carrying value; therefore, we recorded a $0.4 million charge. We also recorded a $0.4 million charge related to this land in 2007.
6. Your market capitalization was less than total stockholders’ equity at December 31, 2008 and March 31, 2009, which is an indicator your goodwill, intangible assets and other long-lived assets may be overvalued. We note you performed interim impairment tests as well as an annual impairment test during 2008 which both resulted in impairments of goodwill and long lived assets. Given the current market conditions and the impact it has had on your assets under management and operations, please explain to us how you determined these assets were recoverable in the current market environment at March 31, 2009. We note that as a result of continued declines in economic conditions in Indiana, Ohio, North Carolina, Georgia and Texas, you developed and executed a plan to close facilities during 2008. During 2009, you developed a plan to close facilities in Maryland and South Carolina. Please ensure that your disclosure in future filings discusses any idled facilities or plans to idle facilities, the current economic conditions in the above mentioned markets and whether goodwill and long lived assets carrying values in those markets are at risk. Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is “not reasonably likely to occur.”
Company Response:
We respectively submit the following response:
While it is true our market capitalization was less than our stockholders’ equity at December 31, 2008 and March 31, 2009, several factors during the first quarter of 2009 led management to believe that no additional impairment had occurred subsequent to impairment testing performed at December 31, 2008.
1.	We reconciled, to within a reasonable range, the estimated fair value of the Company as determined by the sum of the discounted cash flows of our reporting units to our market capitalization at December 31, 2008. Subsequent to performing this year-end reconciliation, our stock price increased from $1.53 at December 31, 2008 to $2.02 at March 31, 2009. This increased our market capitalization at March 31, 2009 to approximately $73 million, equivalent to our $73.1 million in stockholders’ equity as of the same date. Using a reasonable control premium of 25% to 30%, our market capitalization exceeded our stockholders’ equity as of the end of the first quarter.

2.	For the first quarter of 2009, all reporting units and asset groups either met or exceeded cash flow projections used in our December 2008 impairment models with the exception of our Ohio reporting unit. This reporting unit’s goodwill was fully impaired in prior periods and its long-lived assets consisted primarily of $3.5 million of owned real estate. We believe book value for this real estate approximated fair value at March 31, 2009.
3.	While we did have a consolidated net loss of $30.6 million in the first quarter of 2009, our cash used in operations was only $3.2 million during the quarter. This was significantly better than we had planned for the quarter and was appreciably better than cash used during the first quarter of 2008 of $16.1 million.
Based on the above factors, management did not feel there were any new impairment triggers present at March 31, 2009, nor had there been any negative trends in economic conditions subsequent to our December 31, 2008 impairment testing that would warrant further impairment testing at March 31, 2009.
In future filings we will expand our footnote discussion of closed facilities to substantially read as follows:
Facility Closure Costs
During the first quarter of 2009, we developed a plan to close a distribution facility in Maryland and an administrative facility in South Carolina. The exit plan is expected to be completed in the second quarter of 2009. During the first quarter of 2009, we recognized $0.6 million in facility closure costs which are primarily related to future minimum lease obligations on these vacated facilities, net of estimated sub-rental lease income. Facility closure reserves were approximately $5.6 million at March 31, 2009, of which $4.1 million was classified as other long-term liabilities.
As plans to close facilities are developed and executed, assets that can be used at other facilities are transferred and assets to be abandoned or sold are written down to their net realizable value, including any long-lived assets. In situations where multiple facilities serve the same market we may temporary close, or idle, facilities with plans to reopen these facilities once capacity returns to the market. At March 31, 2009, we had three idled facilities; one in Georgia, Florida, and South Carolina. In these situations, finite lived assets continue to be depreciated and assessed for impairment. Should conditions in these markets worsen, or recovery take significantly longer than forecasted, these facilities may be permanently closed, at which time asset impairment charges could be incurred. Future non-cash impairment charges would have the effect of decreasing our earnings or increasing our losses in such period, but would not impact our current outstanding debt obligations or compliance with covenants contained in the related debt agreements.

We continuously monitor economic conditions in all our markets, and while at the present time there are no plans to close or idle additional facilities, changes in market conditions may warrant future closings or idling of facilities.
Note 9 — Long-Term Debt, page 61
Second Priority Senior Secured Floating Rate Notes, page 62
7. Your disclosure indicated your notes are jointly and severally guaranteed by all of your subsidiaries and the guarantees are full and unconditional. Please note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be “100% owned” by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosure to clarify whether or not the guarantor subsidiaries are 100% owned . To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X. Further tell us how you have complied with Rule 3-10(i)(9) and (i)(10). Your current disclosure discussed the fact that your indentures contain restrictive covenants and other restrictions, but does not describe these restrictions in detail nor does it quantify the amount of restricted assets, if any.
Company Response:
In response to the Staff’s comment, all subsidiaries of the Company are 100% owned and domiciled in the United States. We will update our disclosures accordingly in future filings. Additionally, as discussed on page 62 of our Annual Report on Form 10-K, all subsidiaries of the Company are guarantors of the second priority senior secured floating rate notes, the guarantees are full and unconditional and joint and several, and the parent company has no independent assets or operations, therefore, separate condensed consolidating financial information is not required in accordance with the notes to Rule 3-10(f) of Regulation S-X.
The indenture governing the floating rate notes does contain certain covenants that limit the ability of the parent company and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions, incur liens, enter into certain types of transactions with affiliates, encounter a change of control, create restrictions on the payment of dividends or other amounts to the parent company by the subsidiaries, and sell all or substantially all of our assets or merge with or into other companies. These covenants do not encumber any net assets of the subsidiaries from being transferred to the parent company or another subsidiary in the form of loans, advances, or dividends without the consent of a third party. We will clarify our disclosure in future filings. The disclosures prescribed by Rule 3-10(i)(9) and (i)(10) of Regulation S-X are not applicable since the subsidiaries have no restricted net assets.
8. With regard to the restrictions imposed on your operating subsidiaries by your $250 million second priority senior secured floating rate notes, tell us how you considered the requirements for Schedule 1 of Article 5-04 of Regulation S-X in determining whether parent only financial statements should be included in your Form 10-K. In your response, provide your calculations of the restricted net assets to the consolidated net assets to support your conclusions or revise to include the condensed financial information of the registrant as well as the information required by Rule 4-08(e) of Regulation S-X.

Company Response:
In response to the Staff’s comment, the covenants contained in the indenture governing the floating rate notes do not encumber any net assets of the subsidiaries from being transferred to the parent company or another subsidiary in the form of loans, advances, or dividends without the consent of a third party. The condensed financial information requirements for Schedule I of Article 5-04 of Regulation S-X and disclosures prescribed by Rule 4-08(e) of Regulation S-X are not applicable since the subsidiaries have no restricted net assets.
Item 15, Exhibits and Financial Statement Schedules, page 77
9. We note the loan agreement filed as exhibit 10.1. It does not appear the schedules or exhibits B and C are filed on EDGAR. Please advise. Refer to Item 601(b)(10) of Regulation S-K.
Company Response:
In response to the Staff’s comment, we will file Exhibits B and C and the Schedules to the Loan and Security Agreement dated December 14, 2007, filed as Exhibit 10.1, with our Form 10-Q for the second quarter of 2009.
Definitive Proxy on Schedule 14A filed April 9, 2009
Compensation Discussion and Analysis, page 13
10. We note your disclosure that the compensation committee reviews tally sheets that set forth the total compensation of each executive officer. Please describe in greater detail how information contained on the tally sheets was analyzed and impacted decisions on compensation awards. Please show us in your supplemental response what the revisions will look like.
Company Response:
As disclosed in the CD&A, as part of its review of total compensation for 2008, the Compensation Committee reviewed tally sheets that provided dollar values for the following elements of executive compensation: salary, bonus, long-term incentives, accumulated (unrealized) gains under outstanding equity awards, the cost to the Company of perquisites, and projected payout obligations under potential severance and change-in-control scenarios. The Committee utilizes tally sheets as a reference point in order to ensure that the Committee has a comprehensive picture of the compensation program for each executive officer.
In 2008, the tally sheets were one of several information resources provided to the Committee in connection with its compensation review. The Committee’s review of the tally sheets, however, was not a material factor in its compensation decisions for 2008. To the extent that the Committee’s review of tally sheets is material to specific compensation decisions, we will discuss this in future filings consistent with the Staff’s comment. If the tally sheets are not material to specific compensation decisions, we will state that they are provided solely as an information resource and used as a reference point.

Base Salary, page 16
11. We note that you target base salaries at the market median. We also note the disclosure that the base salaries of the NEOs for 2008 “generally were at or below the median”, that the base salary of Mr. Horn was “between the median and the 75th percentile”, and that the base salary of Mr. Sherman was below the 25th percentile. Please disclose with greater specificity the actual figure for each NEO. In addition, please explain why the base salary of Mr. Horn exceeds the median. Please show us in your supplemental response what the revisions will look like.
Company Response:
In connection with its 2008 compensation review, the Committee asked Mercer to assess the competitiveness of our compensation program. The compensation report prepared by Mercer analyzes the compensation paid to NEOs at companies included in Mercer’s market surveys. The Mercer report reflects the amount of compensation paid (including salary, target bonus, long-term incentives and total compensation) to named executive officers (by position) at the 25th, 50th and 75th percentile levels of the market surveys. After giving effect to the salary adjustments described in the CD&A on page 16, the base salary of Mr. Horn was between the 50th and 75th percentile, the base salaries of Mssrs. Tolly, McAleenan and Schenkel were approximately at or slightly below the 50th percentile, and the base salary of Mr. Sherman remained below the 25th percentile. Because the Mercer report provides compensation information with respect to the 25th, 50th and 75th percentiles, we are not able to provide any greater specificity regarding the actual percentile ranking for each of our NEOs, nor was this information known or considered in connection with the Committee’s determination of base salaries for 2008.
With respect to the Staff’s request for an explanation as to why the base salary of Mr. Horn exceeds the median, as noted in the CD&A, we consider each executive’s role and responsibilities, unique skills, the salary levels for similar positions in our target market, and internal pay equity in determining base salaries for our NEOs. The determination of NEO salaries based on these combined factors may sometimes result in a particular NEO’s base salary being above or below the current market median. With respect to Mr. Horn, the Board decided to increase his base salary for 2008 in light of increased operational responsibilities assumed by Mr. Horn in 2008, and based on its view that Mr. Horn’s base salary should be equivalent to Mr. Tolly’s, the Corporation’s Senior Vice President of Operations, in light of the comparable importance of their respective operational and financial responsibilities to the Company. In future filings, we will include this information consistent with the Staff’s comment.
Annual Cash Incentives, page 16
12. Please explain how you determined the amount of the total company bonus pool and the amount of that pool allocated to corporate office personnel. Please also explain how you determined the amount of the corporate office personnel pool available to the NEOs. Please show us in your supplemental response what the revisions will look like.

Company Response:
As noted in the CD&A on page 16, the 2008 Bonus Program established a bonus pool equal to 18.5% of EBT for the entire company, including 8.5% of EBT allocated to corporate office personnel (the “Corporate Office Bonus Pool”), in which the NEOs participate. In determining these EBT-based bonus percentages, the Committee reviewed actual bonus payments made to Company managers and to corporate office personnel over the past few years under the prior bonus plan and compared those payments to the pro-forma amounts that would have been earned by these managers and personnel if the 2008 Bonus Program was in place during those years. The Committee’s goal was to set the EBT bonus percentages at levels that would result in average bonus amounts payable under the new plan that were comparable (although somewhat reduced) to bonuses paid under the prior bonus plan, assuming comparable financial performance by the Company. The Committee also believed that the new bonus program would reduce the volatility of bonus payment amounts year-over-year as compared to the prior bonus plan.
With respect to the Staff’s request for an explanation as to how the Committee determined the amount of the corporate office personnel pool available to the NEOs, we refer to the following paragraph included in the CD&A on page 17, which generally explains how this determination was made:
“In selecting the above EBT-based bonus percentages, the Committee reviewed actual bonus payments made to the executive officers over the past few years under the prior bonus plan and compared those payments to the pro-forma amounts that would have been earned if the 2008 Bonus Program performance criteria were in place during those years. The Committee determined that the average bonus payments to the NEOs over the prior four years would have been less under the new program by amounts ranging from 16.5% to 25% and that the volatility of bonus payment amounts year-over-year would also have been reduced under the new plan.”
The aggregate amount of the Corporate Office Bonus Pool available to the NEOs was determined based on a desire to reduce executive bonus opportunities from prior years, consistent with the Company’s program to reduce operating expenses. The individual percentages allocated to the NEOs were subjectively determined by the Committee based on the relative importance of each NEO to the operational and financial success of the Company, as well as a general intention that the reduction in executive bonus opportunities should apply proportionally to the NEOs relative to their prior compensation levels. We will include this information in future filings consistent with the Staff’s comment.
13. We note that you did not quantify the financial performance criteria for 2008. Please ensure that in future filings you disclose this information. Please also ensure that you disclose actual results and how those results compare to the financial performance criteria, including how any awarded bonus amounts were determined.

Company Response:
There were no financial performance criteria relevant to the 2008 Bonus Plan except for earnings-before-taxes (“EBT”). The percentage of EBT (18.5%) allocated to the Company-wide bonus pool, as well as the percentage of EBT (8.5%) allocated to the Corporate office bonus pool, was discussed on page 16. On page 17, we noted that the Company incurred a significant operating loss for 2008, and therefore the NEOs did not receive any payments under the EBT performance criteria.
In the event that the corporate bonus plan is revised in the future to include financial performance criteria other than EBT, we will quantify such criteria in future filings consistent with your comment. In that event, we will also disclose actual results and how those results compare to the financial performance criteria, including how any awarded bonus amounts were determined.
14. We note that the discretionary bonus may be awarded based on individual performance. Please ensure that in future filings you explain how individual performance (i.e., the qualitative factors) impacted the amount of any discretionary bonus amounts awarded.
Company Response:
As discussed in the CD&A, the Committee and the Board, in accordance with senior management’s recommendation, decided not to award any discretionary bonuses to the NEOs for 2008. The Committee also agreed with management’s proposal that the 2009 bonus program not include a discretionary component. In the event that discretionary bonuses are awarded in the future, we will provide an explanation of the qualitative factors impacting the amount of such discretionary bonus amounts.
* * *

As requested in the Comment Letter, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, or require any additional information, please feel free to contact me at (214) 880-3520.

Yours truly,

Donald F. McAleenan
SVP & General Counsel